June 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	Hyperscale Data, Inc. Registration Statement on Form S-1 Filed April 28, 2025 File No. 333-286788

Dear Mr. Ecker and Mr. Kruczek:

On behalf of Hyperscale Data, Inc. (the “Company”), this letter responds to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced registration statement on Form S-1 filed on April 28, 2025 by the Company (the “Registration Statement”). The Company respectfully submits the following responses with respect to each comment contained in the Staff’s May 5, 2025 letter and is being filed in conjunction with Amendment No. 1 to the Registration Statement (the “Amended S-1”). For your convenience, each of the Staff’s comments is set forth in italic type immediately before the corresponding response by the Company.

Since the Registration Statement was filed on April 28, 2025, the trading price of the Company’s Class A Common Stock, par value $0.001 per share (“Common Stock”) has significantly increased. As of May 30, 2025, the closing price of the Common Stock increased approximately 355% since April 28, 2025. As described in greater detail in this letter, the conversion price of most of the convertible notes subject to the Registration Statement are based on the volume and trading price of the Common Stock.

The Company previously determined to register up to 29,331,683 shares of Common Stock for resale pursuant to the Registration Statement, which was based on a conversion price at the floor price for the various convertible notes described in greater detail in this letter. Given the significant increase in the trading price of the Common Stock, the Company has determined to reduce the number of shares of Common Stock to be registered for resale pursuant to the Amended S-1, in an effort to reflect the recent trading price of the Common Stock.

The Company has determined to register 3,264,155 shares of Common Stock for resale underlying a 15% Convertible Note in the principal amount of $4,909,411 (the “SJC Convertible Note”) under the Amended S-1, which the Company attempted to register under a prior registration statement on Form S-1 (File No. 333-286740). The Company believes that it is appropriate to include such shares of Common Stock in the Amended S-1 because, as described in Factor 1 of the analysis below, a significant portion of the indebtedness was incurred in January 2025 and it has now been over two months since the SJC Convertible Note was issued.

June 5, 2025

As a result of these changes, the Company has reduced the aggregate number of shares of Common Stock to be registered for resale from up to 29,331,683 shares of Common Stock to up to 10,881,178 shares of Common Stock (the “Shares”).

Registration Statement on Form S-1 filed April 28, 2025

General

1.	Given the nature of your offering, including the size of the transactions relative to the number of outstanding shares held by non-affiliates, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response:

In an effort to assist registrants in determining whether an offering by selling stockholders should be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides that “[t]he question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives proceeds” and that consideration be given to the following factors:

•	how long the selling stockholders have held the shares;
•	the circumstances under which the selling stockholders have received the shares;
•	the relationship of the selling stockholders to the issuer;
•	the number of shares being sold;
•	whether the selling stockholders are in the business of underwriting securities; and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

For the reasons set forth below, the Company respectfully submits that the registration and offering from time to time (the “Offering”) of up to an aggregate of 10,881,178 Shares upon the conversion of the Company’s (i) amended and restated convertible promissory note in the amount of $3,500,000 (the “Esousa Convertible Note”), (ii) convertible promissory note in the amount of $4,193,315 (the “Orchid Exchange Note”), (iii) SJC Convertible Note, (iv) convertible promissory note in the amount of $1,650,000 (the “Orchid Convertible Note”), (v) convertible promissory note in the amount of $110,000 (the “Jorico Convertible Note”), (vi) convertible promissory note in the amount of $3,750,000 (the “Target Capital Convertible Note”) and (vii) convertible promissory note in the amount of $1,250,000 (the “Secure Net Capital Convertible Note,” and together with the Esousa Convertible Note, Orchid Exchange Note, SJC Convertible Note, Orchid Convertible Note, Jorico Convertible Note and Target Capital Convertible, collectively, the “Convertible Notes”) in the Amended S-1 is not, and should not be considered, a primary offering of the Shares to the public.

Each of the Convertible Note holders are independent of each other and none of the Convertible Note holders acted in concert. The Amended S-1 includes the resale of the Shares by six selling stockholders stemming from seven separate transactions. Based on the background and analysis described in this response, we respectfully submit that the Offering should be considered a secondary offering under Rule 415(a)(1)(i) of the Securities Act.

June 5, 2025

Background

Esousa Convertible Note

On February 25, 2025, through a bona fide private placement, the Company issued to Esousa Group Holdings, LLC (“Esousa”) the Esousa Convertible Note, consisting of (i) the amount then due under a forbearance note in the amount of $887,985, (ii) a forbearance extension fee of $311,917 and (iii) a true-up amount of $2,300,098. The Esousa Convertible Note is convertible into shares of Common Stock at a conversion price equal to $2.00 per share. As a result, the Company is required to issue up to an aggregate of 1,750,000 shares of Common Stock upon conversion of the Esousa Convertible Note, plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Esousa in connection with the conversion of the Esousa Convertible Note. On June 3, 2025, the Esousa Convertible Note was amended to extend the maturity date from May 15, 2025 to June 30, 2025; on such date, based on a conversion price of $2.00 per share, the Esousa Convertible Note will be convertible into 1,818,178 shares of Common Stock.

Orchid Exchange Note

On March 14, 2025, through a bona fide private placement, the Company issued to Orchid Finance LLC (“Orchid”) the Orchid Exchange Note in exchange for Orchid’s surrender to the Company of three outstanding notes previously issued to it by the Company. The indebtedness with respect to the three outstanding notes were originally incurred in April and May 2024. The Orchid Exchange Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.40 per share (the “Floor Price”), and (ii) the lesser of 75% of the VWAP (as defined in the Orchid Exchange Note) of the Common Stock during the five trading days immediately prior to (A) March 14, 2025 or (B) the date of conversion into shares of Common Stock. As a result, the Company is required to issue up to an aggregate of 2,015,702 shares of Common Stock upon conversion of the Orchid Exchange Note (assuming conversion at a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to March 14, 2025), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Orchid in connection with the conversion of the Orchid Exchange Note. The Orchid Exchange Note matures on June 30, 2025; on such date, based on a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to March 14, 2025, the Orchid Exchange Note will be convertible into 2,062,153 shares of Common Stock.

SJC Convertible Note

On March 21, 2025, through a bona fide private placement, the Company entered into an Exchange Agreement with SJC Lending, LLC, a Delaware limited liability company (“SJC”), pursuant to which the Company issued to SJC the SJC Convertible Note in exchange for the cancellation of one term note and three promissory notes. The SJC Convertible Note is convertible into shares of Common Stock at any time and the SJC Convertible Note will mature on December 31, 2025. The SJC Convertible Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) the Floor Price and (ii) the lesser of a 25% discount to the Company’s lowest VWAP (as defined in the SJC Convertible Note) on any trading day during the five trading days immediately prior to (A) March 21, 2025 or (B) the date of conversion into shares of Common Stock, but not greater than $10.00 per share. As a result, the Company is required to issue up to an aggregate of 2,902,573 shares of Common Stock upon conversion of the SJC Convertible Note (assuming conversion at a conversion price of a 25% discount to the Company’s lowest VWAP on any trading day during the five trading days immediately prior to March 21, 2025), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to SJC in connection with the conversion of the SJC Convertible Note. The SJC Convertible Note will mature on December 31, 2025; on such date, based on a conversion price of a 25% discount to the Company’s lowest VWAP on any trading day during the five trading days immediately prior to March 21, 2025, the SJC Convertible Note will be convertible into 3,264,155 shares of Common Stock.

June 5, 2025

Orchid Convertible Note

On April 1, 2025, through a bona fide private placement, the Company issued to Orchid the Orchid Convertible Note in consideration for an advance previously made to the Company in the amount of $1,500,000. The Orchid Convertible Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) the Floor Price, and (ii) the lesser of 75% of the VWAP (as defined in the Orchid Convertible Note) of the Common Stock during the five trading days immediately prior to (A) April 1, 2025 or (B) the date of conversion into shares of Common Stock. As a result, the Company is required to issue up to an aggregate of 855,056 shares of Common Stock upon conversion of the Orchid Convertible Note (assuming conversion at a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to April 1, 2025), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Orchid in connection with the conversion of the Orchid Convertible Note. The Orchid Convertible Note matures on September 30, 2025; on such date, based on a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to April 1, 2025, the Orchid Convertible Note will be convertible into 920,265 shares of Common Stock.

Jorico Convertible Note

On April 8, 2025, through a bona fide private placement, the Company issued to Jorico, LLC (“Jorico”) the Jorico Convertible Note in consideration for $100,000 paid to the Company. The Jorico Convertible Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) $0.45 per share and (ii) the lesser of (A) 75% of the VWAP (as defined in the Jorico Convertible Note) of the Common Stock during the five trading days immediately prior to April 18, 2025 or (B) 75% of the lowest daily VWAP of the Common Stock during the five trading days immediately prior to the date of conversion into shares of Common Stock. As a result, the Company is required to issue up to an aggregate of 58,811 shares of Common Stock upon conversion of the Jorico Convertible Note (assuming conversion at a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to April 18, 2025), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Jorico in connection with the conversion of the Jorico Convertible Note. The Jorico Convertible Note matures on September 30, 2025; on such date, based on a conversion price of 75% of the VWAP of the Common Stock during the five trading days immediately prior to April 18, 2025, the Jorico Convertible Note will be convertible into 63,123 shares of Common Stock.

June 5, 2025

Target Capital Convertible Note

On April 15, 2025, through a bona fide private placement, the Company issued to Target Capital 14 LLC (“Target Capital”) the Target Capital Convertible Note in consideration for $3,000,000 paid to the Company. The Target Capital Convertible Note is convertible into shares of Common Stock, at a conversion price equal to the greater of (i) the Floor Price and (ii) 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the date of conversion into shares of Common Stock. As a result, the Company is required to issue up to an aggregate of 2,064,978 shares of Common Stock upon conversion of the Target Capital Convertible Note (assuming conversion at a conversion price of $1.816 per share, which is 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the issuance of the Target Capital Convertible Note, and that no event of default has occurred), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Target Capital in connection with the conversion of the Target Capital Convertible Note. The Target Capital Convertible Note matures on September 30, 2025; on such date, based on a conversion price of $1.816 per share, which is 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the issuance of the Target Capital Convertible Note, the Target Capital Convertible Note will be convertible into 2,064,978 shares of Common Stock.

Secure Net Capital Convertible Note

On April 15, 2025, through a bona fide private placement, the Company issued to Secure Net Capital LLC (“Secure Net Capital,” and together with Esousa, Orchid, SJC, Jorico and Target Capital, collectively, the “Investors”) the Secure Net Capital Convertible Note in consideration for $1,000,000 paid to the Company. The Secure Net Capital Convertible Note is convertible into shares of Common Stock at a conversion price equal to the greater of (i) the Floor Price and (ii) 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the date of conversion into shares of Common Stock. As a result, the Company is required to issue up to an aggregate of 688,326 shares of Common Stock upon conversion of the Secure Net Capital Convertible Note (assuming conversion at a conversion price of $1.816 per share, which is 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the issuance of the Secure Net Capital Convertible Note, and that no event of default has occurred), plus such number of shares of Common Stock issuable upon conversion of accrued but unpaid interest, to Secure Net Capital in connection with the conversion of the Secure Net Capital Convertible Note. The Secure Net Capital Convertible Note matures on September 30, 2025; on such date, based on a conversion price of $1.816 per share, which is 80% of the lowest closing price of the Common Stock during the five trading days immediately prior to the issuance of the Secure Net Capital Convertible Note, the Secure Net Capital Convertible Note will be convertible into 688,326 shares of Common Stock.

The issuances of the Convertibles Notes were exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and in reliance on similar exemptions under applicable state laws. The Investors represented to the Company that they were accredited investors within the meaning of Rule 501(a) of Regulation D and that they were acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Convertible Notes were offered without any general solicitation by the Company or its representatives.

Analysis of C&DI 612.09 Factors

Factor 1: How long the Investors have held the Shares

As of the date of this letter, the Investors have held their respective Convertible Notes for a period spanning from one and a half months to three months. As of the date of this letter, each of the Convertible Notes are convertible into shares of Common Stock at any time. In fact, Orchid exchanged three notes that were originally incurred in April and May of 2024 for the Orchid Exchange Note and SJC exchanged one term note that was originally issued in January 2025 (for more than 50% of the face amount of the SJC Convertible Note) and three promissory notes that were issued in March 2025 for the SJC Convertible Note. We believe that Orchid and SJC have held such Convertible Notes, and been at market risk, for a longer period of time than the two months they have held the Orchid Exchange Note and the SJC Convertible Note, respectively, because Orchid and SJC exchanged notes that were previously issued to them in 2024 and early 2025 and were outstanding at the time such notes were exchanged for the Orchid Exchange Note and the SJC Convertible Note, respectively. Thus, Orchid has held the Orchid Exchange Note for over one year and SJC has held the SJC Convertible Note since January 2025.

June 5, 2025

Because the purchase price has already been paid and the Convertible Notes have already been delivered to the Investors, the Investors bear the investment risk of holding all of the Convertible Notes, including the shares of Common Stock underlying such Convertible Notes (the Convertible Notes and the underlying shares of Common Stock, are collectively referred to as the “Securities”). The Investors participated in their respective note offerings with the knowledge that they might not be able to exit their positions at a profit, and they represented to the Company that they purchased the Securities with the intent to invest, rather than to effect a distribution, as an underwriter would have.

The Investors have already been subject to the full investment risk associated with ownership of the Securities for a period spanning from one and a half months to over one year as described above. Other than very limited redemption rights under the Target Capital Convertible Note and the Secure Net Capital Convertible Note, the exchange agreements, securities purchase agreements and the promissory notes related to these note offerings do not provide for restitution or redemption if the Securities are not registered. Accordingly, the Investors should not be compared to underwriters as underwriters do not take long term risk on an issuer’s equity securities and the Investors are not registered broker-dealers.

Moreover, the Company believes it is important to note that Compliance and Disclosure Interpretations 139.11 (“C&DI 139.11”) provides that no minimum holding period is required where the Company has “completed the private transaction of all of the securities it is registering.” The Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time securities must be held in order to determine whether a purported secondary offering is really a primary offering. In addition, the Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11, which also allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

In fact, we are aware of at least a few recent examples where the SEC declared a resale registration statement effective that registered the resale of shares of common stock underlying convertible notes that were issued less than one and a half months prior to such registration statement being declared effective. Such registration statements include (i) the registration statement on Form S-1 filed by Scorpius Holdings, Inc. (File No. 333-283880), (ii) the registration statement on Form S-1 filed by Volcon, Inc. (File No. 333-267404), and (iii) the registration statement on Form S-1 filed by Helbiz, Inc. (File No. 333-264496).

In addition, as it relates to the SJC Convertible Note, the Staff previously indicated to the Company that not enough time had elapsed since the closing of the SJC Convertible Note offering. In light of C&DI 139.11 described above and the example registration statements described above, now that over four months has elapsed since the incurrence of a significant portion of such indebtedness and over two months has elapsed since the closing of the SJC Convertible Note offering, the Company believes a sufficient amount of time has passed since the closing.

June 5, 2025

Factor 2: The circumstances under which the Investors have received the Shares

The Shares being registered for resale are issuable upon conversion of the Convertible Notes, which were sold to the Investors pursuant to certain exchange agreements, securities purchase agreements and promissory notes in arm’s length transactions that were vigorously negotiated, including between legal counsels from the Company and the Investors, and which complied in all respects with Section 4(a)(2) of the Securities Act.

As set forth in the Registration Statement, the Company will not receive any cash proceeds from the resale of the Shares by the Investors. Although the question of who receives proceeds is not the only factor on which the analysis of the character of an offering should be based, the fact that the Company will not receive any cash proceeds from the resale of the Shares being registered further supports the conclusion that the Offering is not a primary offering on behalf of the Company.

Furthermore, each of the Investors represented to the Company that it was acquiring the Securities for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, and it had no intention of distributing any of the Securities in violation of the Securities Act or any applicable state securities law and had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law.

We have been advised by the Company that none of the Investors have engaged, or will engage, in any directed selling efforts, marketing or other solicitation of purchasers or otherwise pre-arrange for the sale of the shares of Common Stock being registered. If the Investors sell the Shares, they are expected to sell the Shares in ordinary trading in public markets and, accordingly, are subject to general risks of trading securities in public markets, including the risk that the Investors sell shares below their cost basis.

Factor 3: The Investors’ relationship with the Company

The Company has an issuer-investor relationship with the Investors and does not have an underwriting relationship with the Investors. As discussed above, each of the Investors represented to the Company that it was acquiring the Convertible Notes and the Shares for its own account and not with a view towards distribution, and that it did not have any agreement or understanding, directly or indirectly, with any person to distribute the Shares.

Esousa is a previous investor and creditor of the Company and other entities related to the Company. The control person of SJC is a previous investor in the Company and other entities related to the Company. Also, Orchid is a previous investor in entities related to the Company. Other than Esousa, the control person of SJC and Orchid, none of the other Investors has been an investor or creditor of the Company or an entity related to the Company. None of the Investors are a director, executive officer or holder of 10% or more of the Common Stock and, therefore, the Investors do not have any relationship with the Company other than as passive investors in the Company. The Investors do not have any influence over the Company’s management or operations. Neither the Investors nor their respective affiliates have held any position or office or has had any material relationship with the Company within the past three years. As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by the Investors under the Registration Statement is a secondary offering and not a primary offering.

June 5, 2025

Factor 4: The number of Shares being registered

The Company acknowledges the large number of shares of Common Stock involved; however, the Company does not believe that the number of shares of Common Stock being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the number of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Furthermore, the Staff’s own interpretations support the Company’s position. For example, Securities Act Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

Compliance and Disclosure Interpretations 139.10 (“C&DI 139.10”) contemplates a transaction where all of the securities convertible into common stock to be sold to the public in a secondary offering are sold to the selling stockholders in a private placement before the filing of the resale registration statement. C&DI 139.10 states that, in such a transaction, the company may file, prior to the conversion, a registration statement for the resale of the common stock issuable upon conversion of the outstanding convertible securities, even if the securities are convertible into common stock using a conversion ratio based on the company’s common stock trading price at the time of conversion.

C&DI 139.10 provides that a company may not register for resale an indeterminate number of shares resulting from operation of a conversion formula. Instead, a company must make a good-faith estimate of the number of shares that it may issue on conversion to determine the number of shares to register for resale. If the number of registered shares is less than the actual number issued, the company must file a new registration statement to register the additional shares, assuming the selling securityholder desires to sell those additional shares. As outlined by C&DI 139.10, based on the Company’s recent trading price, the Company has made a good-faith estimate of the number of shares that it may issue upon conversion of the Convertible Notes based on the principal and accrued interest outstanding as of the maturity date for each of the Convertible Notes using a conversion price based on the recent volume and trading price of the Common Stock for the Convertible Notes as if such Convertible Notes were converted on May 30, 2025, other than a conversion price of $2.00 per share for the Esousa Convertible Note because that is the fixed conversion price for such Convertible Note.

June 5, 2025

It should be noted that the 10,881,178 Shares being registered assumes that the Esousa Convertible Note is fully converted at a conversion price of $2.00 per share, that the Target Capital Convertible Note and the Secure Net Capital Convertible Note are fully converted at a conversion price of $1.816 per share, which is 80% of the lowest closing price of the Common Stock prior to the issuance of such Convertible Notes to provide the Company with a sufficient number of available shares for registration for such Convertible Notes in the event the trading price of the Common Stock decreases from its current price given that the conversion price of such Convertible Notes is based on the lowest closing price of the Common Stock during the five day period prior to conversion, and the other Convertible Notes are fully converted on their respective maturity dates at a conversion price pursuant to the terms of such Convertible Notes as if such Convertibles Notes were fully converted on May 30, 2025. Given the Company’s recent trading price, the Company has made a good-faith estimate of the number of shares that it may issue upon conversion of the Orchid Exchange Note, the SJC Convertible Note, the Orchid Convertible Note and the Jorico Convertible Note based on the conversion formula for such Convertible Notes described above, which would result in a conversion of such Convertible Notes based on the VWAP of the Common Stock at the time such Convertible Notes were issued if such Convertible Notes were converted in full on the maturity date as of May 30, 2025. The Esousa Convertible Note has a fixed conversion price of $2.00 per share. The conversion price of the Target Capital Convertible Note and the Secure Net Capital Convertible Note is 80% of lowest closing price of the Common Stock during the five trading days prior to conversion, and as such, for purposes of registering the number of shares of Common Stock offered for resale by Target Capital and Secure Net Capital, the Company has determined to use a conversion price of $1.816 per share for such Convertible Notes as described above.

If the number of shares registered in the Amended S-1 is less than the actual number of shares issued to the Investors upon conversion of the Convertible Notes, the Company understands that it will need to file a new registration statement to register the resale of the additional shares.

Finally, the act of registration does not by itself represent an intent to distribute. The Company has been informed that the Investors have no agreements or understandings with any person with respect to the distribution of the Shares. We note that under Rule 100(b) of Regulation M, a “distribution” is defined to require special selling efforts:

“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and special selling methods.” (emphasis added)

Accordingly, the Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that the Investors have conducted any road shows or taken any other actions to condition or “prime” the market for the Shares. The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter support the characterization of the Offering as secondary in nature.

Factor 5: Whether the Investors are in the business of underwriting securities

None of the Investors are in the business of underwriting securities and are not registered broker-dealers. The Investors did not and will not receive any placement fees or commissions from the Company in connection with their acquisition of the Convertible Notes. According to representations of the Investors relied upon by the Company in the course of the issuance of the Convertibles Notes, the Investors acquired the Convertible Notes (including the underlying Shares) for investment purposes and not with a view to distribute. The Company has no basis to believe that these representations are not true.

June 5, 2025

Factor 6: Whether under all circumstances it appears that the Investors are acting as a conduit for the Company

Each Investor is acting on its own behalf and not on behalf of the Company. The Investors have for at least one and a half months, and in one case, for over one year, borne and continue to bear, the full economic and market risk of their investments in the Company. The totality of the facts and circumstances surrounding the Offering demonstrates that the Investors are not acting as a conduit in a distribution to the public. Rather, each Investor is acting for its own account as an investor in an arm’s-length transaction with the Company. The Company believes that the following factors weigh in favor of the conclusion that the Offering is a valid secondary offering:

•	the Investors have held the Convertible Notes, pursuant to which the Shares are issuable upon conversion, for at least one and a half months, and, in one case, for over one year. The Convertible Notes were, and the Shares being registered pursuant to the Registration Statement will be issued in connection with the bona fide decision of the Investors to engage in a long-term investment in the Company;
•	the Investors have borne the risk of investment by holding the Convertible Notes for at least one and a half months, and, in one case, for over one year, and over the course of negotiating such Convertible Notes, involved representations by the Investors as to their investment intent;
•	the Investors did not and will not receive any placement fees or commissions from the Company in connection with their acquisition of the Convertible Notes;
•	the Company will not receive any cash proceeds from any future sale of the Shares;
•	the Investors are not in the business of underwriting securities and are not registered broker-dealers; and
•	the number of shares of Common Stock involved is only one factor in the facts and circumstances analysis and is not dispositive, especially in light of the Staff’s prior positions taken in C&DI 612.12.

Based on the foregoing considerations, the Company believes that the Offering is a secondary offering and not a primary offering.

The Company respectfully submits that the Investors are not acting as a conduit for the sale of shares of Common Stock to the public, that the registration of the Shares for resale by the Investors pursuant to the Registration Statement is a true secondary offering under Rule 415(a)(1)(i) and that there is no risk to the investing public if the Registration Statement is declared effective.

2.	Revise your filing to specifically incorporate by reference your proxy or information statements filed since the end of your fiscal year. Refer to Item 12(a)(2) of Form S-1.

Response: As requested by the Staff, the Amended S-1 specifically incorporates by reference the Company’s proxy or information statements filed since the end of its last fiscal year.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned at (212) 451-2252 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Cc:	Henry Nisser, President, General Counsel and Director

Spencer G. Feldman, Esq.